UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ChinaCast Education Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

16946T109
(CUSIP Number)

May 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)

☑ Rule 13d-1(c)

5 Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Columbia Pacific Opportunity Fund, L.P. (1) IRS Identification No. of Above Person (entities only) 20-8451143	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) 5 (b) ☑	
3	SEC USE ONLY	
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	**5**	SOLE VOTING POWER 5,396,361 (2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,396,361 (2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,396,361
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 5
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.01% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) The filing of this joint Schedule 13G shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,396,361 shares of Common Stock to which this Schedule 13G relates.

(3) Based on 49,020,291 shares of Common Stock outstanding as of November 6, 2011 as reported on the Company's Form 10-Q for the period ended September 30, 2011 as filed on November 9, 2011.

1	NAMES OF REPORTING PERSONS Columbia Pacific Advisors, LLC (1) IRS Identification No. of Above Person (entities only) 20-8051301
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) 5 (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,396,361 (2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,396,361 (2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,396,361
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 5
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.01% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1) The filing of this joint Schedule 13G shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,396,361 shares of Common Stock to which this Schedule 13G relates.

(3) Based on 49,020,291 shares of Common Stock outstanding as of November 6, 2011 as reported on the Company's Form 10-Q for the period ended September 30, 2011 as filed on November 9, 2011.

1	NAMES OF REPORTING PERSONS Alexander B. Washburn (1)	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) 5 (b) ☑	
3	SEC USE ONLY	
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	**5**	SOLE VOTING POWER 5,396,361 (2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,396,361 (2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,396,361
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 5
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.01% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The filing of this joint Schedule 13G shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,396,361 shares of Common Stock to which this Schedule 13G relates.

(3) Based on 49,020,291 shares of Common Stock outstanding as of November 6, 2011 as reported on the Company's Form 10-Q for the period ended September 30, 2011 as filed on November 9, 2011.

1	NAMES OF REPORTING PERSONS Daniel R. Baty (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) 5 (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,396,361 (2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,396,361 (2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,396,361
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 5
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.01% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The filing of this joint Schedule 13G shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,396,361 shares of Common Stock to which this Schedule 13G relates.

(3) Based on 49,020,291 shares of Common Stock outstanding as of November 6, 2011 as reported on the Company's Form 10-Q for the period ended September 30, 2011 as filed on November 9, 2011.

1	NAMES OF REPORTING PERSONS Stanley L. Baty (1)		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) 5 (b) ☑		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	**5**	SOLE VOTING POWER 5,396,361 (2)	
	6	SHARED VOTING POWER 0	
	7	SOLE DISPOSITIVE POWER 5,396,361 (2)	
	8	SHARED DISPOSITIVE POWER 0	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,396,361		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) 5		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.01% (3)		
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN		

(1) The filing of this joint Schedule 13G shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,396,361 shares of Common Stock to which this Schedule 13G relates.

(3) Based on 49,020,291 shares of Common Stock outstanding as of November 6, 2011 as reported on the Company's Form 10-Q for the period ended September 30, 2011 as filed on November 9, 2011.

Item 1.
   (a) Name of Issuer:
      ChinaCast Education Corporation (the "Company")

   (b) Address of Issuer's Principal Executive Offices:
      2000 Pudong Avenue
      Room 505
      Pudong, Shanghai, 200135, China

Item 2.
   (a) Name of Person Filing:

      This Schedule 13G is being filed by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, Daniel R. Baty and Stanley L. Baty (each a "Reporting Person" and collectively the "Reporting Persons").

   (b) Address of Principal Business Office or, if none, Residence: Same

      The business address of the Reporting Persons is:
      1910 Fairview Avenue East Suite 200, Seattle, WA 98102.

   (c) Citizenship:

      The Fund is a Washington limited partnership; the Adviser is a Washington limited liability company; Alexander B. Washburn, Daniel R. Baty and Stanley L. Baty are U.S. citizens.

   (d) Title of Class of Securities:

      Common Stock, par value $0.0001 per share (the "Common Stock")

   (e) CUSIP Number:

      16946T109

Item 3.   **If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:**

   (a) 5 Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

   (b) 5 Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

   (c) 5 Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

   (d) 5 Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

   (e) ☑ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
        (for Columbia Pacific Advisors, LLC only)

   (f)   5 An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

   (g) ☑ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
        (for Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty only).

(h) **5** A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) **5** A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) **5** A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k) **5** Group, in accordance with §240.13d-1(b) (1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b) (1)(ii)(J), please specify the type of institution

Item 4.   Ownership.

As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 5,396,361 shares of Common Stock, which constitutes 11.01% of the total number of 49,020,291 shares of Common Stock outstanding as of November 6, 2011 as reported on the Company's Form 10-Q for the period ended September 30, 2011 as filed on November 9, 2011.

The Adviser has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,396,361 shares of Common Stock to which this filing relates. See also Items 5 through 8 of the cover pages to this Schedule 13G with respect to this Item 4. Mr. Washburn, Mr. D. Baty and Mr. S. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The Common Stock reported herein is held in the portfolio of the Fund. Each of the Reporting Persons disclaims beneficial ownership over the securities reported herein except to the extent of such Reporting Persons' pecuniary interest therein.

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following **5** .

Instruction: Dissolution of a group requires a response to this item.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Each person for whom the Adviser acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

    Not applicable

Item 8. Identification and Classification of Members of the Group

    Not applicable

Item 9. Notice of Dissolution of Group

    Not applicable

Item 10. Certification

    By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2014   COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.

/s/ Alexander B. Washburn
By: Alexander B. Washburn
Title: Managing Member of Columbia Pacific Advisors, LLC,
            its general partner

Dated: June 10, 2014   COLUMBIA PACIFIC ADVISORS, LLC

/s/ Alexander B. Washburn
By: Alexander B. Washburn
Title: Managing Member

Dated: June 10, 2014   _/s/ Alexander B. Washburn_
                                     Alexander B. Washburn

Dated: June 10, 2014   _/s/ Daniel R. Baty_
                                     Daniel R. Baty

Dated: June 10, 2014   _/s/ Stanley L. Baty_
                                     Stanley L. Baty

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed on behalf of each of us.

June 10, 2014
(Date)

Columbia Pacific Opportunity Fund, L.P.

/s/ Alexander B. Washburn
By: Alexander B. Washburn
       Title: Managing Member of Columbia Pacific
       Advisors, LLC, its general partner

Columbia Pacific Advisors, LLC

/s/ Alexander B. Washburn
By: Alexander B. Washburn
Title: Managing Member

/s/ Alexander B. Washburn
Alexander B. Washburn

/s/ Daniel R. Baty
Daniel R. Baty

/s/ Stanley L. Baty
Stanley L. Baty